Exhibit 99.2

September 28, 2020

Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated September 23, 2020 relating to the offering by Brookfield Finance Inc. of US$500,000,000 of aggregate principal amount of its 3.500% Notes due March 30, 2051 relating to the Registration Statement on Form F-10 (File Nos. 333-236217 and 333-236217-01). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Torys LLP